CUSIP No.15133V208                                          Page 1 of 17 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                           Centennial Cellular Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   15133V208
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                 Karen C. Wiedemann, Esq.
  & Stowe                               Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500             Maynard & Kristol
New York, New York  10022               45 Rockefeller Plaza
Attention:  Laura VanBuren              New York, New York  10111
Tel. (212) 893-9500                     Tel. (212) 841-5700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 7, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


--------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.15133V208                                          Page 2 of 17 Pages

1)   Name of Reporting Person                          Welsh, Carson, Ander-
     S.S. or I.R.S. Identification                     son & Stowe VIII, L.P.
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                 (a) [X]
     if a Member of a Group                                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                        WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                        Delaware
--------------------------------------------------------------------------------
Number of                     7)   Sole Voting              14,373,999 shares of
Shares Beneficially                Power                    Class A Common
Owned by Each                                               Stock, $.01 par
Reporting Person                                            value ("Common
                                                            Stock")
                              --------------------------------------------------
                              8)   Shared Voting
                                   Power                       -0-
                              --------------------------------------------------
                              9)   Sole Disposi-            14,373,999 shares of
                                   tive Power               Common Stock
                              --------------------------------------------------
                              10)  Shared Dis-
                                   positive Power              -0-
                              --------------------------------------------------
11)  Aggregate Amount Beneficially                          14,373,999 shares of
     Owned by Each Reporting Person                         Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                         46.2%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                 PN

CUSIP No.15133V208                                          Page 3 of 17 Pages

1)   Name of Reporting Person                          Welsh, Carson, Ander-
     S.S. or I.R.S. Identification                     son & Stowe VII, L.P.
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                 (a) [X]
     if a Member of a Group                                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                        WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                        Delaware
--------------------------------------------------------------------------------
Number of                     7)   Sole Voting              1,944,351 shares of
Shares Beneficially                Power                    Common Stock
Owned by Each
Reporting Person              --------------------------------------------------
                              8)   Shared Voting
                                   Power                       -0-
                              --------------------------------------------------
                              9)   Sole Disposi-            1,944,351 shares of
                                   tive Power               Common Stock
                              --------------------------------------------------
                              10)  Shared Dis-
                                   positive Power              -0-
                              --------------------------------------------------
11)  Aggregate Amount Beneficially                          1,944,351 shares of
     Owned by Each Reporting Person                         Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                         6.3%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                 PN

CUSIP No.15133V208                                          Page 4 of 17 Pages

1)   Name of Reporting Person                          WCAS Information
     S.S or I.R.S. Identification                      Partners, L.P.
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                 (a) [X]
     if a Member of a Group                                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                        WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                        Delaware
--------------------------------------------------------------------------------
Number of                     7)   Sole Voting              68,223 shares of
Shares Beneficially                Power                    Common Stock
Owned by Each
Reporting Person              --------------------------------------------------
                              8)   Shared Voting
                                   Power                       -0-
                              --------------------------------------------------
                              9)   Sole Disposi-            68,223 shares of
                                   tive Power               Common Stock
                              --------------------------------------------------
                              10)  Shared Dis-
                                   positive Power              -0-
                              --------------------------------------------------
11)  Aggregate Amount Beneficially                          68,223 shares of
     Owned by Each Reporting Person                         Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                         0.2%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                 PN

CUSIP No.15133V208                                          Page 5 of 17 Pages

1)   Name of Reporting Person                          WCAS Capital
     S.S. or I.R.S. Identification                     Partners III, L.P.
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                 (a) [X]
     if a Member of a Group                                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                        WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                        Delaware
--------------------------------------------------------------------------------
Number of                     7)   Sole Voting              1,626,507 shares of
Shares Beneficially                Power                    Common Stock
Owned by Each
Reporting Person:             --------------------------------------------------
                              8)   Shared Voting
                                   Power                       -0-
                              --------------------------------------------------
                              9)   Sole Disposi-            1,626,507 shares of
                                   tive Power               Common Stock
                              --------------------------------------------------
                              10)  Shared Dis-
                                   positive Power              -0-
                              --------------------------------------------------
11)  Aggregate Amount Beneficially                          1,626,507 shares of
     Owned by Each Reporting Person                         Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                         5.2%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                 PN

CUSIP No.15133V208                                          Page 6 of 17 Pages

1)   Name of Reporting Person                          WCA Management
     S.S. or I.R.S. Identification                     Corporation
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                 (a) [X]
     if a Member of a Group                                    (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                        WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                        New York
--------------------------------------------------------------------------------
Number of                     7)   Sole Voting              170,556 shares of
Shares Beneficially                Power                    Common Stock
Owned by Each
Reporting Person:             --------------------------------------------------
                              8)   Shared Voting
                                   Power                       -0-
                              --------------------------------------------------
                              9)   Sole Disposi-            170,556 shares of
                                   tive Power               Common Stock
                              --------------------------------------------------
                              10)  Shared Dis-
                                   positive Power              -0-
                              --------------------------------------------------
11)  Aggregate Amount Beneficially                          170,556 shares of
     Owned by Each Reporting Person                         Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                         0.6%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                 CO

CUSIP No.15133V208                                          Page 7 of 17 Pages

                                  Schedule 13D
                                  ------------

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of Centennial Cellular Corp., a Delaware corporation ("Centennial" or the "Issuer"). The principal executive offices of the Issuer are located at 1305 Campus Parkway, Neptune, New Jersey 07753.

Item 2.   Identity and Background.
          -----------------------

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"), Welsh, Carson, Anderson & Stowe VII, L.P., a Delaware limited partnership ("WCAS VII"), WCAS Capital Partners III, L.P., a Delaware limited partnership ("WCAS CP III"), WCAS Information Partners, L.P., a Delaware limited partnership ("WCAS IP"), and WCA Management Corporation, a New York corporation ("WCA"). WCAS VIII, WCAS VII, WCAS CP III, WCAS IP and WCA are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          As further described in Item 6 below, the Reporting Persons have entered into a Stockholders Agreement, dated as of January 7, 1999, by and among CCW Acquisition Corp., a Delaware corporation ("CCW")(on behalf of itself and the Issuer, as the successor to CCW by merger, as further described in Item 3 below), the Reporting Persons and certain individual affiliates of the Reporting Persons (collectively, the "WCAS Purchasers"), Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P. (collectively, the "Blackstone Purchasers"), Signal/Centennial Partners, L.L.C. ("Signal") and Michael J. Small, Peter W. Chehayl and Edward G. Owen (collectively, the "Management Purchasers") (collectively, the "Stockholders"). Pursuant to Rule 13d-5(b)(1) under the Act, the Stockholders may also be deemed to constitute a group, however this statement on Schedule 13D is being filed solely on behalf of the WCAS Purchasers and not on behalf of any other members of such group. The WCAS Purchasers do not directly or indirectly beneficially

CUSIP No.15133V208                                          Page 8 of 17 Pages

own any securities of the Issuer other than those reported herein as being owned by them.

          WCAS VIII
          ---------

          (b)-(c) WCAS VIII is a Delaware limited partnership. The principal business of WCAS VIII is that of a private investment partnership. The sole general partner of WCAS VIII is WCAS VIII Associates, L.L.C., a Delaware limited liability company ("VIII Associates"). The principal business of VIII Associates is that of acting as the general partner of WCAS VIII. The principal business and principal office address of WCAS VIII, VIII Associates and the managing members of VIII Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of VIII Associates are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS VII
          --------

          (b)-(c) WCAS VII is a Delaware limited partnership. The principal business of WCAS VII is that of a private investment partnership. The sole general partner of WCAS VII is WCAS VII Partners, L.P., a Delaware limited partnership ("VII Partners"). The principal business of VII Partners is that of acting as the general partner of WCAS VII. The principal business and principal office address of WCAS VII, VII Partners and the general partners of VII Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VII Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS CP III
          -----------

          (b)-(c) WCAS CP III is a Delaware limited partnership. The principal business of WCAS CP III is that of a private investment partnership. The sole general partner of WCAS CP III is WCAS CP III Associates, LLC, a Delaware limited liability company ("CP III Associates"). The principal business of CP III Associates is that of acting as the general partner of WCAS CP III. The principal business and principal office address of WCAS CP III, CP III Associates and the managing members of CP III Associates is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of CP III Associates are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS IP
          -------

CUSIP No.15133V208                                          Page 9 of 17 Pages

          (b)-(c) WCAS IP is a Delaware limited partnership. The principal business of WCAS IP is that of a private investment partnership. The sole general partner of WCAS IP is WCAS IP Partners, a Delaware general partnership ("INFO Partners"). The principal business of INFO Partners is that of acting as the general partner of WCAS IP. The principal business and principal office address of WCAS IP, INFO Partners and the general partners of INFO Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of INFO Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCA
          ---

          (b)-(c) WCA is a New York corporation. The principal business of WCA is that of an investment management company. The principal business and principal office address of WCA and the stockholders of WCA is 320 Park Avenue, Suite 2500, New York, New York 10022. The stockholders of WCA are citizens of the United States, and their respective principal occupations are set forth below.

Name                       Occupation
----                       ----------

Patrick J. Welsh           General Partner, VII Partners; Managing
                           Member, CP III Associates and VIII
                           Associates; Stockholder, WCA

Russell L. Carson          General Partner, VII Partners; Managing
                           Member, CP III Associates and VIII
                           Associates; Stockholder, WCA

Bruce K. Anderson          General Partner, VII Partners and INFO
                           Partners; Managing Member, CP III
                           Associates and VIII Associates;
                           Stockholder, WCA

Thomas E. McInerney        General Partner, VII Partners and INFO
                           Partners; Managing Member, CP III
                           Associates and VIII Associates

Andrew M. Paul             General Partner, VII Partners; Managing
                           Member, CP III Associates and VIII
                           Associates

Laura VanBuren             General Partner, VII Partners; Managing
                           Member, CP III Associates and VIII
                           Associates

CUSIP No.15133V208                                          Page 10 of 17 Pages

Robert A. Minicucci        General Partner, VII Partners; Managing
                           Member, CP III Associates and VIII
                           Associates

Anthony J. deNicola        General Partner, VII Partners; Managing
                           Member, CP III Associates and VIII
                           Associates

Paul B. Queally            General Partner, VII Partners; Managing
                           Member, CP III Associates and VIII
                           Asociates

Lawrence B. Sorrel         General Partner, VII Partners; Managing
                           Member, CP III Associates and VIII
                           Associates

Priscilla A. Newman        General Partner, VII Partners; Managing
                           Member, CP III Associates and VIII
                           Associates

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

          On January 7, 1999, the Reporting Persons acquired an aggregate 6,061,212 shares of Common Stock pursuant to a Securities Purchase Agreement, dated as of December 29, 1998, among CCW and the purchasers named therein, including the Reporting Persons (the "Purchase Agreement"). The Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto.

          As a condition to the Purchase Agreement, contemporaneously with the closing of the transactions contemplated thereby, CCW merged with and into Centennial (the "Merger"), as contemplated by an Agreement and Plan of Merger dated as of July 2, 1998, as amended on November 29, 1998,

CUSIP No.15133V208                                          Page 11 of 17 Pages

between CCW and Centennial (the "Merger Agreement"). The Merger Agreement is incorporated herein as Exhibit C by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed on July 16, 1998, and any description thereof is qualified in its entirety by reference thereto.

          Pursuant to the Purchase Agreement, CCW sold to WCAS VIII, WCAS VII, WCAS IP and WCA, respectively, 4,791,333, 648,117, 22,741 and 56,852 shares (the "CCW Shares"), respectively, of Class A Common Stock, $.01 par value, of CCW ("CCW Common Stock") at a purchase price of $43.9735 per share. Also pursuant to the Purchase Agreement, Centennial, as the corporation surviving the Merger and the successor to CCW, sold to WCAS CP III a Senior Subordinated Note of Centennial due 2009, in the principal amount of $180,000,000, and 542,169 shares of Common Stock, for an aggregate purchase price of $180,000,000. The source of funds for such purchases was the working capital, or funds available for investment, of the Reporting Persons.

          In accordance with the terms of the Merger Agreement, upon the effectiveness of the Merger, all of the issued and outstanding CCW Common Stock was converted on a one-for-one basis into Common Stock of Centennial, with the result that the total number of shares of Common Stock of Centennial outstanding would be equal to 92.9% of the total number of the shares of Common Stock of Centennial that had been issued and outstanding prior to the Merger.

Item 4.   Purpose of Transaction.
          ----------------------

          The Reporting Persons have acquired securities of the Issuer for investment purposes. See Item 6 below regarding plans relating to changes to the Issuer's Board of Directors and management.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following information is based on a total of 31,125,579 shares of Common Stock outstanding after giving effect to the transactions contemplated by the Purchase Agreement and the 3 for 1 split of the Issuer's Common Stock on January 13, 1999.

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII owns 14,373,999 shares of Common Stock, or approximately 46.2% of the Common Stock outstanding. VIII

CUSIP No.15133V208                                          Page 12 of 17 Pages

     Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS VII and VII Partners
          -------------------------

          WCAS VII owns 1,944,351 shares of Common Stock, or approximately 6.3% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS CP III and CP III Associates
          ---------------------------------

          WCAS CP III owns 1,626,507 shares of Common Stock, or approximately 5.2% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

          WCAS IP and INFO Partners
          -------------------------

          WCAS IP owns 68,223 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

          WCA
          ---

          WCA owns 170,566 shares of Common Stock, or approximately 0.6% of the Common Stock outstanding.

          General Partners of VII Partners and INFO Partners,
          Managing Members of CP III Associates and VIII
          Associates and Stockholders of WCA
          ---------------------------------------------------

          (i) Patrick J. Welsh owns 155,328 shares of Common Stock, or, approximately 0.5% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 155,328 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns directly 145,092 shares of Common Stock and indirectly, in three trust accounts for the benefit of his minor children, 10,233 shares of Common Stock, or in the aggregate approximately 0.5% of the Common Stock outstanding.

CUSIP No.15133V208                                          Page 13 of 17 Pages

          (iv) Andrew M. Paul owns 118,344 shares of Common Stock, or less than 0.4% of the Common Stock outstanding.

          (v) Thomas E. McInerney owns 155,328 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (vi) Laura VanBuren owns 1,365 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Robert A. Minicucci owns 60,036 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (viii) Anthony J. deNicola owns 13,644 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Paul B. Queally owns 12,621 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (x) Lawrence B. Sorrel owns 13,644 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Priscilla A. Newman owns 4,434 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of VII Partners and INFO Partners, the managing members of CP III Associates and VIII Associates and the stockholders of WCA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VII, WCAS IP, WCAS CP III, WCAS VIII and WCA respectively. Each of the general partners of VII Partners and INFO Partners, managing members of CP III Associates and VIII Associates and stockholders of WCA disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner, managing member and/or stockholder, of VII Partners, INFO Partners, CP III Associates, VIII Associates and/or WCA, as the case may be, in the securities owned by WCAS VII, WCAS IP, WCAS CP III, WCAS VIII and/or WCA.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS

CUSIP No.15133V208                                          Page 14 of 17 Pages

VIII, WCAS VII, WCAS CP III, WCAS IP or WCA.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          Pursuant to the Stockholders Agreement referred to in Item 2 above, and as further described therein, each Stockholder has agreed to vote, at each annual or special stockholders meeting called for the election of directors, and whenever the stockholders of the Issuer act by written consent with respect to the election of directors, (i) for the authorized number of Directors on the Issuer's Board of Directors to be established at nine, (ii) for the election to the Board of Directors of three directors designated by the WCAS Purchasers, two directors designated by the Blackstone Purchasers and the Chief Executive Officer and the Chief Operation Officer of the Issuer, and (iii) for the election by their respective designees to the Board of Directors to elect one of the designees of the WCAS Purchasers as Chairman of the Board of Directors.

          Among the other provisions of the Stockholders Agreement, subject to certain exclusions set forth therein, the WCAS Purchasers have agreed that if one or a group of the WCAS Purchasers wishes to sell, transfer or otherwise dispose of any or all of a portion of the Common Stock held by him, her or it, then he, she or it will notify the Issuer of such intent in writing, and each of the Stockholders other than the WCAS Purchasers (the "Other Stockholders") will have the right to participate in the proposed transfer of shares to an extent calculated in accordance with the Stockholders Agreement. The Stockholders Agreement also provides that under certain conditions, the WCAS Purchasers may have the right to require the Other Stockholders to sell securities of the Issuer held by them. The Issuer has agreed under the Stockholders Agreement to grant certain preemptive rights to the Stockholders with respect to certain future offerings of securities by it. The Stockholders Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto.

          As a condition to the Purchase Agreement, CCW (on behalf of itself and the Issuer, as the successor to CCW in the Merger) entered into a Registration Rights Agreement dated January 7, 1999 with the Stockholders (the "Registration Rights Agreement"). The Registration Rights Agreement is attached

CUSIP No.15133V208                                          Page 15 of 17 Pages

hereto as Exhibit E, and any description thereof is qualified in its entirety by reference thereto. Pursuant to the Registration Rights Agreement, at any time after January 7, 2003, the holders of a majority of the outstanding Restricted Stock (as such term is defined in the Registration Agreement, and which includes the Common Stock acquired under the Purchase Agreement) then held by the WCAS Purchasers or the Blackstone Purchasers may request that the Issuer register under the Securities Act of 1933, as amended (the "Securities Act"), all or a portion of such stock for resale. The other holders of Restricted Stock would be eligible to participate in such registration, subject to certain conditions. In addition, if the Issuer at any time, subject to certain exclusions, proposes to register under the Securities Act any of its Common Stock for sale to the public, it will include the Restricted Stock in the securities to be covered by the proposed registration statement.

Item 7.   Material to Be Filed as Exhibits.
          --------------------------------

          Exhibit A - Group Agreement (Appears at Page 17)

          Exhibit B - Purchase Agreement

          Exhibit C - Merger Agreement (Incorporated by Reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed on July 16, 1998)

          Exhibit D - Stockholders Agreement

          Exhibit E - Registration Rights Agreement

CUSIP No.15133V208                                          Page 16 of 17 Pages


                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 1999

                                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                   By:  WCAS VIII Associates, LLC,
                                           General Partner


                                   By: /s/ Laura VanBuren
                                      -----------------------------
                                           Managing Member

                                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                   By:  WCAS VII Partners, L.P., General Partner


                                   By:  /s/ Laura Van Buren
                                      -----------------------------
                                            General Partner


                                   WCAS INFORMATION PARTNERS, L.P.
                                   By:  WCAS INFO Partners, General Partner


                                   By: /s/ Laura VanBuren
                                      -----------------------------
                                           Attorney-in-Fact


                                   WCAS CAPITAL PARTNERS III, L.P.
                                   By:  WCAS CP III Associates, LLC,
                                           General Partner


                                   By: /s/ Laura VanBuren
                                      -----------------------------
                                           Managing Member

                                   WCA MANAGEMENT CORPORATION


                                   By: /s/ Laura VanBuren
                                      -----------------------------
                                           Chief Financial Officer

CUSIP No. 641881107                                         Page 17 of 17 Pages

                                                                       EXHIBIT A
                                                                       ---------

            AGREEMENT OF WELSH, CARSON, ANDERSON & STOWE VIII, L.P.,
                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.,
      WCAS INFORMATION PARTNERS, L.P., WCAS CAPITAL PARTNERS III, L.P.,
            AND WCA MANAGEMENT CORPORATION PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: January 19, 1999

                                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                   By:  WCAS VIII Associates, LLC,
                                           General Partner

                                   By: /s/ Laura VanBuren
                                      -----------------------------
                                           Managing Member


                                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                   By:  WCAS VII Partners, L.P., General Partner

                                   By:  /s/ Laura Van Buren
                                      -----------------------------
                                            General Partner


                                   WCAS INFORMATION PARTNERS, L.P.
                                   By:  WCAS INFO Partners, General Partner

                                   By: /s/ Laura VanBuren
                                      -----------------------------
                                           Attorney-in-Fact


                                   WCAS CAPITAL PARTNERS III, L.P.
                                   By:  WCAS CP III Associates, LLC,
                                        General Partner

                                   By: /s/ Laura VanBuren
                                      -----------------------------
                                           Managing Member


                                   WCA MANAGEMENT CORPORATION

                                   By: /s/ Laura VanBuren
                                      -----------------------------
                                           Chief Financial Officer